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                                                  OMB
                                                  Number:             3235-0145
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                                                  2005
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 --------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*



                           Netsmart Technologies, Inc.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   64114W 30 6
                          -----------------------------
                                 (CUSIP Number)

                                October 14, 1005
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------------------------------------
          CUSIP No. 64114W 30 6                           13G                            Page 2 of 7 pages
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

            1              NAME OF REPORTING PERSON            Mosaix Ventures L.P.

                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------- -----------------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------- -----------------------------------------------------------------------------------------

            3              SEC  USE ONLY

-------------------------- -----------------------------------------------------------------------------------------

            4              CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Cayman Islands
-------------------------- ------- ---------------------------------------------------------------------------------

                             5     SOLE VOTING POWER                517,875*

                           ------- ---------------------------------------------------------------------------------

    NUMBERS OF               6     SHARED VOTING POWER                 0
      SHARES
   BENEFICIALLY            ------- ---------------------------------------------------------------------------------
   OWNED BY EACH
     REPORTING               7     SOLE DISPOSITIVE POWER           517,875*
    PERSON WITH:
                           ------- ---------------------------------------------------------------------------------

                             8     SHARED DISPOSITIVE POWER            0

                           -----------------------------------------------------------------------------------------

            9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    517,875*
-------------------------- -----------------------------------------------------------------------------------------

           10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                      [  ]
-------------------------- -----------------------------------------------------------------------------------------

           11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                      9.5%
-------------------------- -----------------------------------------------------------------------------------------

           12              TYPE OF REPORTING PERSON (See Instructions)
                                                                      PN
-------------------------- -----------------------------------------------------------------------------------------

* Includes warrants to purchase 74,375 shares of Netsmart common stock.

--------------------------------------------------------------------------------------------------------------------
          CUSIP No. 64114W 30 6                           13G                            Page 3 of 7 pages
--------------------------------------------------------------------------------------------------------------------
-------------------------- -----------------------------------------------------------------------------------------

            1              NAME OF REPORTING PERSON            Ranjan Lal

-------------------------- -----------------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [ ]
                                                               (b) [ ]
-------------------------- -----------------------------------------------------------------------------------------

            3              SEC  USE ONLY

-------------------------- -----------------------------------------------------------------------------------------

            4              CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States of America
-------------------------- ------- ---------------------------------------------------------------------------------

                             5     SOLE VOTING POWER           612,055*
    NUMBERS OF
     SHARES                ------- ---------------------------------------------------------------------------------
  BENEFICIALLY
 OWNED BY EACH               6     SHARED VOTING POWER            0
   REPORTING
  PERSON WITH:             ------- ---------------------------------------------------------------------------------

                             7     SOLE DISPOSITIVE POWER      612,055*

                           ------- ---------------------------------------------------------------------------------

                             8     SHARED DISPOSITIVE POWER       0

                           -----------------------------------------------------------------------------------------

            9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               612,055*
-------------------------- -----------------------------------------------------------------------------------------

           10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                 [  ]
-------------------------- -----------------------------------------------------------------------------------------

           11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                 11.1%
-------------------------- -----------------------------------------------------------------------------------------

           12              TYPE OF REPORTING PERSON (See Instructions)
                                                                  IN
-------------------------- -----------------------------------------------------------------------------------------

* See explanation in Item 4. Includes warrants to purchase 86,771 shares of Netsmart common stock.

                                  SCHEDULE 13G

Item 1.

      (a).  Name of Issuer: Netsmart Technologies, Inc.

      (b).  Address of Issuer's Principal Executive Offices:

            3500 Sunrise Highway, Great River, New York 11739

Item 2.

      (a).  Name of Person Filing:  Mosaix Ventures L.P.
                                    Ranjan Lal

      (b).  Address of Principal Business Office or, if None, Residence:

            c/o Mosaix Ventures LLC, 1822 North Mohawk, Chicago, Illinois 60614

      (c).  Citizenship:            Mosaix Ventures L.P.:  Cayman Islands
                                    Ranjan Lal:  United States

      (d). Title of Class of Securities: Common Stock, $.01 par value

      (e). CUSIP Number: 64114W 30 6

Item 3.

         Not Applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                                    Mosaix Ventures L.P.:   517,875
                                    Ranjan Lal:   612,055*

         (b) Percent of class:

                                    Mosaix Ventures L.P.:   9.5%
                                    Ranjan Lal:   11.1%*

         *Mr. Lal is the sole member of the General Partner of Mosaix Ventures L.P. and, accordingly, has sole voting and investment power with respect to the shares of Common Stock of Netsmart Technologies, Inc. held by Mosaix Ventures L.P. As a result, Mr. Lal is deemed to beneficially own 612,055 shares of Netsmart Common Stock. Of such shares, 94,180 shares are owned directly by Mr. Lal and 517,875 shares are owned by Mosaix Ventures L.P.

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                                    Mosaix Ventures L.P.:   517,875
                                    Ranjan Lal:   612,055

                  (ii) Shared power to vote or to direct the vote:

                                    Mosaix Ventures L.P.:   0
                                    Ranjan Lal:   0

                  (iii) Sole power to dispose or to direct the disposition of:

                                    Mosaix Ventures L.P.:   517,875
                                    Ranjan Lal:   612,055

                  (iv) Shared power to dispose or to direct the disposition of:

                                    Mosaix Ventures L.P.:   0
                                    Ranjan Lal:   0

Item 5.  Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  The following response is provided in lieu of an attached exhibit:

                  By virtue of Mr. Lal's having sole voting and investment power of the shares of Common Stock of Netsmart Technologies held by Mosaix Ventures L.P. due to his being the sole member of the General Partner of Mosaix Ventures L.P., Mr. Lal and Mosaix Ventures L.P. may be deemed under Rule 13d-5(b)(1) to be acting together for the purpose of holding, voting or disposing of equity securities of Netsmart Technologies, Inc., and therefore be considered a "group."

Item 9.    Notice of Dissolution of Group

                  Not Applicable.

Item 10.  Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              October 21, 2005
                              ------------------------------------------
                                                (Date)


                              MOSAIX VENTURES L.P.
                              By: Mosaix Ventures Management, LLC,
                                  its general partner


                              By: /s/ Ranjan Lal
                                  --------------------------------------
                                  Name:  Ranjan Lal
                                  Title: Managing Director




                              /s/ Ranjan Lal
                              -----------------------------------------
                              RANJAN LAL